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                          SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                  New England Realty Associates Limited Partnership
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                                 (Name of Issuer)


                                Depositary Receipts
         ----------------------------------------------------------------
                      (Title of Class of Securities)


                                    644206104
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                                    (CUSIP Number)


           NERA 1994 Irrevocable Trust, c/o Luci Daley Vincent, Trustee
            Lane, Altman & Owens, 101 Federal Street, Boston, MA 02110
                                   (617) 345-9800
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         (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   October 28, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note:    Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))

                                  Page 1 of 5 Pages


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CUSIP No.644206104                   13D                     Pages 2 of 5 Pages
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         NERA 1994 Irrevocable Trust
         Tax Payer I.D. Number 04-6772424
         ----------------------------------------------------------------------
(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons


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(2)    Check the Appropriate Box if a Member                  (a)    /  /
       of a Group*                                            (b)    /  /


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(3)    SEC Use Only

       N/A
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(4)    Source of Funds*


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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)

         U.S.
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(6)    Citizenship or Place of Organization

        N/A
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Number of Shares                          (7)    Sole Voting
  Beneficially Owned                               Power
  by Each Reporting                                98,394
  Person With                        ------------------------------------------
                                          (8)    Shared Voting
                                                   Power
                                                     0
                                     ------------------------------------------
                                          (9)    Sole Dispositive
                                                   Power
                                                   98,394
                                     ------------------------------------------
                                          (10)   Shared Dispositive
                                                   Power
                                                     0
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

         98,394
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(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


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(13)   Percent of Class Represented by Amount in Row (11)

         0/0
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(14)   Type of Reporting Person*

         00
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                     *SEE INSTRUCTION BEFORE FILLING OUT


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CUSIP No.644206104                 13D                        Page 3 of 5 Pages
         ---------------

ITEM 1. SECURITY AND ISSUER
        -------------------

        Depository Receipts

        New England Realty Associates Limited Partnership (the "Partnership"), a real estate management company, 39 Brighton Ave., Allston, MA 02134


ITEM 2.       IDENTITY AND BACKGROUND
              -----------------------

              (a)     Luci Daley Vincent, Trustee
              (b)     c/o Lane, Altman & Owens, 101 Federal Street,
                      Boston, MA 02110
              (c) Attorney, Lane, Altman & Owens, 101 Federal Street, Boston, MA 02110
              (d)     None
              (e)     None
              (f)     U.S.A.

              (a)     Robert Somma, Trustee
              (b) c/o Goldstein & Manello, P.C., 265 Franklin Street, Boston, MA 02110
              (c) Attorney, Goldstein & Manello, P.C., 265 Franklin Street, Boston, MA 02110
              (d)     None
              (e)     None
              (f)     U.S.A.

              Name: NERA 1994 Irrevocable Trust
              Place of Organization:  N/A
              Principal Business: N/A
              Address: c/o Lane, Altman & Owens, 101 Federal Street,
                       Boston, MA 02110
              (d)     None
              (e)     None


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              -------------------------------------------------

              The 61,094 Depository Receipts of the Partnership reported were previously gifted to the Trust on December 29, 1994, by a director and the Treasurer of the General Partner of the Partnership. On October 28, 1999, Mr. Brown transferred, without consideration therefore, an additional 37,300 Depositary Receipts to the NERA 1994 Irrevocable Trust (the "Trust"), a grantor trust established by Mr. Brown. Luci Daley Vincent and Robert Somma are the trustees of the Trust, and the beneficiaries of the Trust are the Amended and Restated Brown Pruitt Trust and the Amended and Restated Brown Oliver Trust, trusts for the benefit of children of Mr. Brown. During his lifetime, Mr. Brown is entitled to receive the income from the Trust and has the right to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust.


ITEM 4.       PURPOSE OF TRANSACTION
              ----------------------

              Mr. Brown transferred the 37,300 Depositary Receipts to the Trust in connection with his personal estate planning. Mr. Brown has at various times since October, 1998 purchased Depositary Receipts on the open market, and Mr. Brown may continue to purchase Depositary Receipts on the open market or otherwise and may transfer any or all of the Depositary Receipts so acquired to the Trust. While the Trust has no present intention to acquire additional Depositary Receipts other than through such transfers by Mr. Brown or to dispose of any Depositary Receipts, the Trust may from time to time acquire or dispose of Depositary Receipts on the open market or otherwise. In addition, Mr. Brown has the right to reacquire the Depositary Receipts held by the Trust provided that the substitute assets are transferred to the Trust.

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CUSIP No.644206104                    13D                     Page 4 of 5 Pages
         --------------

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER
              ------------------------------------

              (a) Pursuant to their gift hereby reported, the Trust beneficially will own 98,394 Depositary Receipts, representing approximately 9.0% of the outstanding Depositary Receipts. Luci Daley Vincent, Trustee, and Robert Somma, Trustee, share voting and dispositive power over the Depositary Receipts held by the Trust, subject to the provisions of the Trust, and thus may each be deemed to beneficially own the 98,394 Depositary Receipts held by the Trust. This report shall not be deemed an admission for purposes of
                      Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder or for any other purpose that Luci Daley Vincent, Trustee, and Robert Somma, Trustee, are the beneficial owners of the Depositary Receipts held by the Trust.

              (b) Luci Daley Vincent, Trustee and Robert Somma, Trustee, each share voting and dispositive power over the Depositary Receipts held by the Trust, subject to the provisions of the Trust.

              (c)     See Item 3 above.

              (d) During his lifetime, Harold Brown is entitled to receive the income from the Trust and has the right to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust. See
                      Exhibit 1 hereto, which is incorporated herein by reference.

              (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
              -----------------------------------

              Under the terms of the Trust, Luci Daley Vincent and Robert Somma are the trustees of the Trust and share voting and dispositive power over the Depositary Receipts held by the Trust. During his lifetime, Harold Brown is entitled to receive the income from the Trust and has the right to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust. See Exhibit 1 hereto, which is incorporated herein by reference.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS
              --------------------------------

              Exhibit 1.            NERA 1994 Irrevocable Trust dated as of
                                    December 8, 1994.

              Exhibit 2. Agreement dated as of January 6, 1995, by and between the NERA 1994 Irrevocable Trust, Luci Daley Vincent, Trustee, and Robert Somma, Trustee.


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CUSIP No. 644206104                   13D                     Page 5 of 5 Pages
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                                    SIGNATURE


         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            NERA 1994 IRREVOCABLE TRUST


Dated:   November 10, 1999              By: /s/ Luci Daley Vincent
                                            --------------------------------
                                            Luci Daley Vincent
                                            Trustee

Dated:   November 10, 1999                  /s/ Luci Daley Vincent
                                            --------------------------------
                                            Luci Daley Vincent, Trustee

Dated:   November 10, 1999                  /s/ Robert Somma
                                            --------------------------------
                                            Robert Somma, Trustee